                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                      TO


                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          SARATOGA BEVERAGE GROUP, INC.
                              (NAME OF THE ISSUER)

                          SARATOGA BEVERAGE GROUP, INC.
                         NCP-SBG RECAPITALIZATION CORP.
                                  NCP-SBG, L.P.
                              NCP-SBG G.P., L.L.C.
                         NORTH CASTLE PARTNERS II, L.P.
                                NCP G.P. II, L.P.
                          NORTH CASTLE G.P. II, L.L.C.
                              CHARLES F. BAIRD, JR.
                                  ROBIN PREVER
                                  STEVEN BOGEN
                               WARREN LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                             ANTHONY MALATINO
                     (NAME OF THE PERSONS FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   803436 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ROBIN PREVER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SARATOGA BEVERAGE GROUP, INC.

                        1000 AMERICAN SUPERIOR BOULEVARD,
                           WINTER HAVEN, FLORIDA 33884
                            TELEPHONE: (863) 299-6915
                             TELECOPY: (863) 299-6713

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)




                                    COPY TO:

Charles I. Weissman, Esq.                    Franci J. Blassberg, Esq.
 SWIDLER BERLIN SHEREFF                         DEBEVOISE & PLIMPTON
      FRIEDMAN, LLP                               875 Third Avenue
  The Chrysler Building                      New York, New York 10022
  405 Lexington Avenue                       Telephone: (212) 909-6000
New York, New York 10174                     Telecopy: (212) 909-6836
Telephone: (212) 973-0111
Telecopy: (212) 891-9598


This statement is filed in connection with (check the appropriate box):
[X]      (a)   The filing of solicitation materials or an information
               statement subject to Regulation 14A, Regulation 14C, or Rule
               13e-3(c) under the Securities Exchange Act of 1934.
[ ]      (b)   The filing of a registration statement under the Securities Act of 1933.
[ ]      (c)   A tender offer.
[ ]      (d)   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ X ]


                           CALCULATION OF FILING FEE:

      Transaction Valuation*                      Amount of Filing Fee

           $36,189,383                                 $7,237.88


* For purposes of calculating the fee only. The filing fee was determined based upon (a) 4,910,218 issued and outstanding shares of Class A common stock, par value $.01 per share, which does not include 550,000 shares which will be rolled over into the surviving corporation, and 522,955 issued and outstanding shares of Class B common stock, par value $.01 per share (together, the "Shares"), of Saratoga Beverage Group, Inc. as of January 14, 2000; and (b) the merger consideration of $6.00 per Share (the "Merger Consideration"), plus $3,590,345 payable to holders of options and warrants to purchase Shares in exchange for the cancellation of such options and warrants. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Shares (and options and warrants to purchase Shares) for which the Merger Consideration will be paid.

[ x ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $7,237.88
         Filing Party:                      Saratoga Beverage Group, Inc.
         Date Filed:                        January 21, 2000
         Form or Registration No.:          Schedule 13E3

                                  INTRODUCTION

         This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Saratoga Beverage Group, Inc., a Delaware corporation (the "Company"), NCP-SBG Recapitalization Corp. ("MergerCo"), NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), NCP-SBG G.P., L.L.C., a Delaware limited liability company, North Castle Partners II, L.P., a Delaware limited partnership, NCP G.P. II, L.P., a Delaware limited partnership, North Castle G.P. II, L.L.C., a Delaware limited liability company, Charles F. Baird, Robin Prever, Steven Bogen, Warren Lichtenstein, Steel Partners II, L.P., and Anthony Malatino (collectively, the "Filing Parties"), in connection with the proposed merger (the "Merger") of NCP-SBG Recapitalization Corp. ("MergerCo") with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation") pursuant to a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000 (the "Merger Agreement"), by and among the Company, MergerCo and the Purchaser. Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock of the Company issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by the Company as treasury stock, (ii) a minimum of 550,000 and a maximum of 700,000 Shares (the "Rollover Stock") held by Robin Prever, Steven Bogen, Warren Lichtenstein, Steel Partners II, L.P., Anthony Malatino and certain other stockholders (collectively, the "Continuing Stockholders"), and (iii) Shares as to which dissenters' rights have been validly exercised, will be converted into the right to receive $6.00 in cash, without interest, and each share of Rollover Stock will be converted into the right to receive one share of common stock of the Surviving Corporation. Following the merger, the Purchaser will hold approximately 90% of the Surviving Corporation and the Continuing Stockholders will hold approximately 10% of the common stock of the Surviving Corporation.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

 ITEM NUMBER AND CAPTION IN                   LOCATION IN THE PROXY STATEMENT
       SCHEDULE 13E-3


1.    ISSUER AND CLASS OF SECURITY
      SUBJECT TO THE TRANSACTION
      (a)                                       Outside Front Cover Page, "Summary" and
                                                "Saratoga"
      (b)                                       "Introduction;" "Price of Class A Common Stock,"
                                                and "The Special Meeting - Record Date; Stock
                                                Entitled to Vote; Quorum"
      (c) - (d)                                 "Price of Class A Common Stock"
      (e)                                       Not Applicable
      (f)                                       "Purchases of Common Stock by and Other
                                                Transactions with Certain Persons"

2.    IDENTITY AND BACKGROUND                   "Summary," "Saratoga," "Purchaser" and
                                                "MergerCo"

3.    PAST CONTACTS, TRANSACTIONS OR
      NEGOTIATIONS
      (a)  (1)                                  "Special Factors - Background of the Merger;" -
                                                Certain Effects of the Merger," "The Merger -
                                                Robin Prever Employment Agreement," "-Robin
                                                Prever Non-Competition Agreement," "-
                                                Stockholders Agreement," "- Consulting
                                                Agreement," "- Voting Agreement," "-
                                                Registration Rights Agreement" and "Purchases of
                                                Common Stock by and Other Transactions with
                                                Certain Persons"
       (a)  (2)                                 "Special Factors -  Background of the Merger,"
                                                "The Merge - Robin Prever Employment
                                                Agreement," "-Robin Prever Non-Competition
                                                Agreement," "- Stockholders Agreement," "-
                                                Consulting Agreement," "- Voting Agreement," "
                                                - Registration Rights Agreement" and "Purchases
                                                of Common Stock by and Other Transactions with
                                                Certain Persons"
      (b)                                       "Special Factors - Plans For Saratoga after the
                                                Merger; Conduct of the Business of Saratoga if the
                                                Merger is not Consummated," "- Certain Effects of
                                                the Merger," "The Merger - Robin Prever
                                                Employment Agreement," "-Robin Prever Non-
                                                Competition Agreement," - "Stockholders
                                                Agreement," "- Consulting Agreement," "- Voting


                               2


 ITEM NUMBER AND CAPTION IN                   LOCATION IN THE PROXY STATEMENT
       SCHEDULE 13E-3


                                                Agreement," "-- Registration Rights Agreement"
                                                and "Purchases of Common Stock by and Other
                                                Transactions with Certain Persons"

4.    TERMS OF THE TRANSACTION
      (a) - (b)                                 "Introduction," "Special Factors - Certain Effects of
                                                the Merger," "- Background of the Merger" and " -
                                                Plans for Saratoga After the Merger; Conduct of the
                                                Business of Saratoga if the Merger is not
                                                Consummated," "The Merger" and "Certain
                                                Provisions of the Merger Agreement"

5.    PLANS OR PROPOSALS OF THE ISSUER
      OR AFFILIATE
      (a) - (g)                                 "Special Factors - Certain Effects of the Merger,"
                                                "-Plans for Saratoga After the Merger; Conduct of
                                                the Business of Saratoga if the Merger is not
                                                Consummated,"  "The Merger" and "Certain
                                                Provisions of the Merger Agreement"

6.    SOURCE AND AMOUNTS OF FUNDS OR
      OTHER CONSIDERATION
      (a) - (d)                                 "The Merger - Option Information," "  - Merger
                                                Financing," and "Estimated Fees and Expenses"



7.    PURPOSE(S), ALTERNATIVES, REASONS
      AND EFFECTS
      (a) - (c)                                 "Introduction," "Special Factors- Certain Effects of
                                                the Merger," "- Background of the Merger," "
                                                Reasons of Saratoga for the Merger; Fairness of
                                                the Merger," "- Reasons of the Continuing Stockholders
                                                for the Merger; Fairness of the Merger," "- Reasons of
                                                the Purchaser for the Merger; Fairness of the
                                                Merger," and "- Plans For Saratoga after the
                                                Merger; Conduct of the Business of Saratoga if the
                                                Merger is not Consummated"
      (d)                                       "Special Factors - Certain Effects of the Merger,"
                                                "- Recommendations of the Special Committee and
                                                the Board of Directors," " - Reasons of Saratoga
                                                for the Merger; Fairness of the Merger," "-Reasons
                                                of the Continuing Stockholders for the Merger;
                                                Fairness of the Merger," "-Reasons of the Purchaser
                                                for the Merger; Fairness of the Merger," "The
                                                Merger - Material Federal Income Tax
                                                Consequences," "- Accounting Treatment of the
                                                Merger," "- Interests of Certain Persons in the
                                                Merger," "Certain Provisions of the Merger



                               3


 ITEM NUMBER AND CAPTION IN                   LOCATION IN THE PROXY STATEMENT
       SCHEDULE 13E-3


                                                Agreement - The Merger," "- Merger
                                                Consideration," "- Surrender and Payment" and "-
                                                The Surviving Corporation"


8.    FAIRNESS OF THE TRANSACTION
      (a) - (e)                                 "Introduction," "Special Factors- Background of
                                                the Merger," "- Recommendations of the Special
                                                Committee and the Board of Directors," "- Reasons
                                                of Saratoga for the Merger; Fairness of the Merger,"
                                                "- Reasons of the Continuing Stockholders
                                                for the Merger; Fairness of the Merger," "- Reasons of
                                                the Purchaser for the Merger; Fairness of the
                                                Merger," "- Opinion of Financial Advisor to the Special
                                                Committee" and Annex B to the Proxy Statement
                                                -- Opinion of Schroder & Co. Inc.


      (f)                                       Not Applicable

9.    REPORTS, OPINIONS, APPRAISALS AND
      CERTAIN NEGOTIATIONS
      (a) - (c)                                 "Special Factors- Background of the Merger,"   "-
                                                Reasons of Saratoga for the Merger; Fairness of the
                                                Merger," "- Recommendations of the Special
                                                Committee and the Board of Directors," "- Opinion
                                                of Financial Advisor to the Special Committee" and
                                                Annex B to the Proxy Statement-- Opinion of
                                                Schroder & Co., Inc.

10.   INTEREST IN SECURITIES OF THE
      ISSUER
      (a)                                       "The Merger - Interest of Certain Persons in the
                                                Merger" "Security Ownership of Certain Beneficial
                                                Owners and Management"
      (b)                                       "Purchasers of Common Stock by and Other
                                                Transactions with Certain Persons"

11.   CONTRACTS, ARRANGEMENTS OR                "Summary" "Special Factors - Background of the
      UNDERSTANDINGS WITH RESPECT TO            Merger," "The Merger - Interest of Certain
      THE ISSUER'S SECURITIES                   Persons in the Merger," "-- Option Information"
                                                " - Robin Prever Employment Agreement," "- Robin
                                                Prever Non-Competition Agreement," "-Stockholders
                                                Agreement," "-Consulting Agreement," "-Voting
                                                Agreement," "--Registration Rights Agreement,"
                                                " - Merger Financing," "Certain Provisions of The
                                                Merger Agreement - Surrender and Payment " and
                                                "Security Ownership of Certain Beneficial Owners

 ITEM NUMBER AND CAPTION IN                   LOCATION IN THE PROXY STATEMENT
       SCHEDULE 13E-3
                                              and Management"


 12.  PRESENT INTENTION AND
      RECOMMENDATION OF CERTAIN
      PERSONS WITH REGARD TO THE
      TRANSACTION



      (a) "The Merger - Interests of Certain Persons in The Merger," "The Special Meeting - Matters to be Considered," " - Required Votes" and " The Merger -
                                              Voting Agreement"
      (b) "Special Factors - Background of the Merger, "Recommendations of the Special Committee and the Board of Directors," "
                                              -Background of the Merger,"
                                              "-Reasons of Saratoga for the
                                              Merger; Fairness of the Merger"
                                              "- Reasons of the Continuing
                                              Stockholders for the Merger;
                                              Fairness of the Merger" and
                                              "- Reasons of the Purchaser for
                                              the Merger; Fairness of the
                                              Merger"



 13.  OTHER PROVISIONS OF THE
      TRANSACTION

      (a)                                     "The Special Meeting -
                                              Appraisal Rights," "Dissenting
                                              Stockholders' Rights," and
                                              Annex C - Rights of Dissenting
                                              Stockholders Under Delaware
                                              General Corporation Law
      (b)                                     Not Applicable
      (c)                                     Not Applicable

 14.  FINANCIAL INFORMATION
      (a)                                     "Incorporation of Certain
                                              Documents by Reference"
      (b)                                     "Selected Historical
                                              Consolidated Financial Data,"
                                              "Unaudited Pro Forma Condensed
                                              Consolidated Financial Data"

 15.  PERSONS AND ASSETS EMPLOYED,
      RETAINED OR UTILIZED

      (a)-(b)                                 "Special Factors- Background of
                                              the Merger," "- Opinion of
                                              Financial Advisor to the
                                              Special Committee," "The
                                              Special Meeting - Solicitation
                                              of Proxies," "The Merger -
                                              Robin Prever Employment
                                              Agreement," "- Robin Prever
                                              Non-Competition Agreement," "-
                                              Consulting Agreement," "Certain
                                              Provisions of the Merger
                                              Agreement - Indemnification and
                                              Insurance," "Estimated Fees

 ITEM NUMBER AND CAPTION IN                   LOCATION IN THE PROXY STATEMENT
       SCHEDULE 13E-3

                                              and Expenses," "Independent
                                              Auditors" and Annex B to the
                                              Proxy Statement -- Opinion of
                                              Schroder & Co., Inc.


ITEM 1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The Company is the issuer of the securities subject to this
Schedule 13E-3. The information set forth on the outside front Cover Page and in the sections entitled "Summary" and "Saratoga" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Price of Class A Common Stock" and "The Special Meeting -- Record Date; Stock Entitled to Vote; Quorum" in the Proxy Statement is incorporated herein by reference.

         (c)-(d) The information set forth in the section entitled "Price of Class A Common Stock" in the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the section entitled "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d) and (g) This Statement is being filed by the Company and the Filing Parties. The information set forth in the sections entitled "Summary," "Saratoga," "Purchaser" and "MergerCo" in the Proxy Statement is incorporated herein by reference.

         The following is certain information regarding the Company's affiliates.

         NCP-SBG Recapitalization Corp., a Delaware corporation ("MergerCo") is wholly-owned by NCP-SBG L.P., a Delaware limited partnership (the "Purchaser"). The general partner of the Purchaser is NCP-SBG, G.P., L.L.C., a Delaware limited liability company. The sole member of NCP-SBG G.P., L.L.C. is North Castle Partners II, L.P., a Delaware limited partnership. The general partner of North Castle Partners II, L.P. is NCP G.P. II, L.P., a Delaware limited partnership. The general partner of NCP G.P. II, L.P. is North Castle G.P.II, L.L.C., a Delaware limited liability company. The sole member of North Castle G.P.II, L.L.C. is Charles F. Baird, Jr.

      The address for all of the above entities is c/o North Castle Partners, L.L.C., 60 Arch Street, Greenwich, CT 06830.

      Charles F. Baird, Jr., a United States citizen, is currently the senior managing member of North Castle Partners, L.L.C. where he has been a member since its formation in May 1997. Prior to that, Mr. Baird served as Managing Director of AEA Investors, Inc. a New York based private equity firm. From June 1992 to June 1996, Mr. Baird also served as chairman of PLI Holdings. His business address is North Castle Partners, L.L.C., 60 Arch Street, Greenwich, CT 06830.

      The above mentioned Reporting Persons (other than Mr. Baird) are private investment vehicles formed for the purpose of investing in transactions arranged by North Castle Partners, L.L.C. ("North Castle Partners"). North Castle Partners is a private investment firm specializing in acquisition transactions. NCP-SBG L.P. was formed at the direction of North Castle Partners to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions.

      Robin Prever, a United States citizen, has been the President, Chief Executive Officer and a director of the Company since April 1992. Her business address is c/o Saratoga Beverage Group, Inc., 1000 American Superior Boulevard, Winter Haven, Florida 34880.

      Steven Bogen, a United States citizen, has been a director of the Company since January 29, 1999 concurrently with the Company's acquisition of The Fresh Juice Company, Inc. ("Fresh Juice"). Mr Bogen was Co-Chairman of the Board, Chief Executive Officer, and Secretary of Fresh Juice from April 1, 1996 to January 29, 1999; Chief Executive Officer of The Ultimate Juice Company, Inc. ("Ultimate Juice") from 1988 to January 29, 1999; Chairman of the Board of Ultimate Juice from 1989 through March 31, 1996; Chairman of the Board of Clear Springs Citrus, Inc. ("Clear Springs") from July 27, 1993 through August 31, 1996; President of Clear Springs from July 27, 1993 through March 11, 1994. His business address is c/o Fresh Solutions, Inc., 280 Wilson Avenue, Newark, New Jersey 07105 .

      Warren Lichtenstein, a United States citizen, has been a director of the Company since June 1994. Mr. Lichtenstein has been with Steel Partners II, LP since 1990 as a Managing Partner. The business address of Mr. Lichtenstein is c/o Steel Partners II, L.P., 150 East 52nd Street, 21st Floor, New York,
NY 10022.

      Steel Partners II, L.P. is a limited partnership organized in the state of Delaware. Its address is 150 East 52nd Street, 21st Floor, New York, NY 10022.

      Anthony Malatino, a United States citizen, has been a Senior Vice President of Morgan Stanley Dean Witter since January 1988. Mr Malatino was also the chairman of the board of Saratoga from August 1993 until December 12, 1995. The business address of Mr. Malatino is c/o Morgan Stanley Dean Witter, 340 Broadway, Saratoga Springs, NY 12866.


      Ms. Prever and Mr. Malatino were married on February 12, 2000. Each of Ms. Prever and Mr. Malatino disclaim beneficial ownership of the other person's common stock.


      (e)-(f) None of the Company or any of the Filing Parties, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding that resulted in a judgment, decree or final order finding any violation of U.S. or state securities laws or enjoining further violations of, or prohibiting activities to, any such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a)(1) The information set forth in the sections entitled "Special Factors
- Background of the Merger," "Certain Effects of the Merger," "The Merger - Robin Prever Employment Agreement," "- Robin

Prever Non-Competition Agreement," "Stockholders Agreement," "- Consulting Agreement," "- Voting Agreement," "- Registration Rights Agreement" and "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

                  (2) The information set forth in the sections entitled "Special Factors - Background of the Merger," "The Merger - Robin Prever Employment Agreement," "-Robin Prever Non-Competition Agreement," "- Stockholders Agreement," "- Consulting Agreement," "- Voting Agreement," "Registration Rights Agreement" and "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Special Factors- Plans For Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated," "- Certain Effects of the Merger," "The Merger - Robin Prever Employment Agreement," "- Robin Prever
Non-Competition Agreement," "- Stockholders Agreement," "- Consulting Agreement," "- Voting Agreement," "Registration Rights Agreement" and "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "Introduction," "Special Factors - Certain Effects of the Merger," "- Background of the Merger," " - Plans for Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated," "The Merger" and "Certain Provisions of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(g) The information set forth in the sections entitled "Special Factors - Certain Effects of the Merger," "-Plans for Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated," "The Merger" and "Certain Provisions of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(d) The information set forth in the sections entitled "The Merger
- Option Information," "Merger Financing" and "Estimated Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.



         (a)-(c) The information set forth in the sections entitled "Introduction," "Special Factors - Certain Effects of the Merger," "- Background of the Merger," " - Reasons of Saratoga for the Merger; Fairness of the Merger," "- Reasons of the Continuing Stockholders for the Merger; Fairness of the Merger," "- Reasons of the Purchaser for the Merger; Fairness of the Merger" and "- Plans For Saratoga after the Merger; Conduct of the Business of Saratoga if the Merger is not Consummated" in the Proxy Statement is incorporated herein by reference.



         (d) The information set forth in the sections entitled "Special Factors
- Certain Effects of the Merger," "- Recommendations of the Special Committee and the Board of Directors," " - Reasons of Saratoga for the

Merger; Fairness of the Merger," "- Reasons of the Continuing Stockholders for the Merger; Fairness of the Merger," "- Reasons of the Purchaser for the Merger; Fairness of the Merger," "The Merger - Material Federal Income Tax Consequences," "- Accounting Treatment of the Merger," "- Interests of Certain Persons in the Merger," "Certain Provisions of the Merger Agreement - The Merger," "- Merger Consideration," "- Surrender and Payment" and "- The Surviving Corporation" in the Proxy Statement is incorporated herein by reference.



ITEM 8. FAIRNESS OF THE TRANSACTION.



         (a)-(e) The information set forth in the sections entitled "Introduction," "Special Factors- Background of the Merger," "- Recommendations of the Special Committee and the Board of Directors," "- Reasons of Saratoga for the Merger; Fairness of the Merger," "- Reasons of the Continuing Stockholders for the Merger; Fairness of the Merger," "- Reasons of the Purchaser for the Merger; Fairness of the Merger," "- Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and Annex B thereto, Opinion of Schroder & Co., Inc. is hereby incorporated herein by reference.



         (f) Not applicable

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "Special Factors- Background of the Merger," "- Reasons of Saratoga for the Merger; Fairness of the Merger," "- Recommendations of the Special Committee and the Board of Directors," and "- Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and Annex B thereto, Opinion of Schroder & Co., Inc. is hereby incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the sections entitled "The Merger - Interests of Certain Persons in the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section entitled "Purchases of Common Stock by and Other transactions with Certain Persons" is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Summary," "Special Factors - Background of the Merger," "The Merger - Interest of Certain Persons in the Merger," "Option Information," " - Robin Prever Employment Agreement," "- Robin Prever Non-Competition Agreement," - "Stockholders Agreement," "Consulting Agreement," "- Voting Agreement," "Registration Rights Agreement," " - Merger Financing," "Certain Provisions of the Merger Agreement - Surrender and Payment" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

      (a) The information set forth in the sections entitled "The Merger - Interests of Certain Persons in the Merger," "The Special Meeting - Matters to be Considered," " - Required Votes" and " The Merger - Voting Agreements" in the Proxy Statement is hereby incorporated herein by reference.



      (b) The information set forth in the sections entitled "Special Factors-Background of the Merger," "- Recommendations of the Special Committee and the Board of Directors," "- Reasons of Saratoga for the Merger; Fairness of the Merger," "-Reasons of the Continuing Stockholders for the Merger; Fairness of the Merger" and "- Reasons of the Purchaser for the Merger; Fairness of the Merger" is hereby incorporated herein by reference.



ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

      (a) The information set forth in the sections entitled "The Special Meeting - Appraisal Rights," "Dissenting Stockholders' Rights" and Annex C - Rights of Dissenting Stockholders Under Delaware General Corporation Law in the Proxy Statement is hereby incorporated herein by reference.

      (b) Not applicable.

      (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION

      (a) The information set forth in the section entitled "Incorporation of Certain Documents by Reference" and "Selected Historical Consolidated Financial Data" in the Proxy Statement is hereby incorporated herein by reference.

      (b) The information set forth in the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Data" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b) The information set forth in the sections entitled "Special Factors- Background of the Merger," "- Opinion of Financial Advisor to the Special Committee," "The Special Meeting - Solicitation of Proxies," "The Merger
- Robin Prever Employment Agreement," "- Robin Prever Non-Competition Agreement," "Consulting Agreement," "Certain Provisions of the Merger Agreement
- Indemnification and Insurance," " Estimated Fees and Expenses," "Independent Auditors" and Annex B to the Proxy Statement, in the Proxy Statement is hereby incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

      Additional Information is set forth in the Proxy Statement and the Annexes thereto which is hereby incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

      See attached Exhibit Index.

                                    SIGNATURE

   AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE
    UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS
                           TRUE, COMPLETE AND CORRECT.



Dated: March 31, 2000.



NCP-SBG, RECAPITALIZATION CORP.                        NCP G.P. II, L.P.
                                                       By: NORTH CASTLE G.P. II, L.L.C.,
      By: /s/ Peter J. Shabecoff                       its general partner
         -----------------------------
      Name: Peter J. Shabecoff
      Title: Vice President                                  By:  /s/ Peter J. Shabecoff
                                                                 ---------------------------
                                                             Name: Peter J. Shabecoff
                                                             Title: Managing Director
NCP-SBG L.P.
By: NCP-SBG G.P., L.L.C.,
its general partner                                    NORTH CASTLE G.P. II, L.L.C.

      By:  /s/ Peter J. Shabecoff                            By:  /s/ Peter J. Shabecoff
          ----------------------------                           ---------------------------
     Name: Peter J. Shabecoff                               Name: Peter J. Shabecoff
      Title: Executive Vice President                        Title: Managing Director

                                                        /s/ Charles F. Baird, Jr.
NCP-SBG G.P., L.L.C.                                   ----------------------------------
                                                       CHARLES F. BAIRD, JR.
      By:  /s/ Peter J. Shabecoff
          ----------------------------
      Name: Peter J. Shabecoff
      Title: Executive Vice President


NORTH CASTLE PARTNERS II, L.P.
By: NCP G.P. II, L.P., its general partner
By: NORTH CASTLE G.P. II, L.L.C.,
its general partner

      By:  /s/ Peter J. Shabecoff
          ----------------------------
      Name: Peter J. Shabecoff
      Title: Executive Vice President

                                    SIGNATURE



   AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE
    UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS
                           TRUE, COMPLETE AND CORRECT.




Dated: March 31, 2000.



                          SARATOGA BEVERAGE GROUP, INC.

                              By:  /s/ Kim A. James
                                  -------------------------
                              Name: Kim A. James
                              Title: Chief Financial Officer


                           STEEL PARTNERS II, L.P.
                           By: Steel Partners, L.L.C.,
                           its General Partner

                              By:  /s/ Warren Lichtenstein
                                  -------------------------
                              Name: Warren Lichtenstein
                              Title: Chief Executive Officer


                            /s/ Robin Prever
                           -----------------------------
                           ROBIN PREVER


                            /s/ Steven Bogen
                           -----------------------------
                           STEVEN BOGEN

                            /s/ Warren Lichtenstein
                           -----------------------------
                           WARREN LICHTENSTEIN

                            /s/ Anthony Malatino
                           -----------------------------
                           ANTHONY MALATINO

                           EXHIBIT INDEX




Exhibit Number      Description
==============      ===========

17(a)(1) Commitment Letter, dated as of January 5, 2000, made by North Castle Partners II, L.P. to Saratoga Beverage Group, Inc. and NCP-SBG, L.P.

17(a)(2) Commitment Letter, dated as of December 31, 1999, made by Bank of America, N.A. and Banc of America Securities LLC to NCP-SBG Recapitalization Corp.

17(a)(3) Commitment Letter, dated as of January 3, 2000, made by Key Mezzanine Capital Fund L.L.P. to NCP-SBG Recapitalization Corp.

17(b)(1) Opinion of Schroder & Co. Inc., financial advisor to the Special Committee of the Board of Directors of Saratoga Beverage Group, Inc.*

17(b)(2) Presentation to the Special Committee to the Board of Directors of Saratoga Beverage Group, Inc.

17(c)(1) Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000, by and among Saratoga Beverage Group, Inc., NCP-SBG Recapitalization Corp. and NCP-SBG, L.P.*

17(c)(2) Form of Voting Agreements, dated as of January 5, 2000, by and between NCP- SBG, L.P. and each of the other parties thereto.*

17(c)(3) Employment Agreement, dated as of January 5, 2000, by and between Saratoga Beverage Group, Inc. and Robin Prever.

17(c)(4) Non-Competition Agreement, dated as of January 5, 2000, by and between Saratoga Beverage Group, Inc. and Robin Prever.

17(c)(5) Stockholders Agreement, dated as of January 5, 2000, by and among Saratoga Beverage Group, Inc. and the other parties thereto.

17(c)(6) Registration Rights Agreement, dated as of January 5, 2000, by and among Saratoga Beverage Group, Inc. and the other parties thereto.

17(c)(7) Consulting Agreement, dated as of January 5, 2000, by and between Saratoga Beverage Group, Inc. and North Castle Partners, L.L.C.

17(d)(1) Preliminary Proxy Statement, Letter to Stockholders and Notice of Special Meeting of Stockholders and Proxy Card (filed herewith).

17(e)               Rights of Dissenting Stockholders under the DGCL.*


*Incorporated by reference from the Proxy Statement, a copy of which is attached hereto as Exhibit 17(d)(1).


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